SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration
under Section 12(g) of the Securities Exchange Act of 1934
or Suspension of Duty to File Reports Under Sections
13 and 15(d) of the Securities Exchange Act of 1934

Commission File No. 001-07859

IRT Property Company

(Exact name of registrant as specified in its charter)

200 Galleria Parkway, Suite 1400
Atlanta, Georgia 33039
(770) 955-4406

(Address, including zip code and telephone number,
including area code, of registrant’s principal
executive offices)

Common Stock, $1.00 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a
duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii) Rule 12h-3(b)(1)(i)	☒ ☐ ☐ ☐ ☒	Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☐ ☐ ☐ ☐

Approximate number of holders of record as of the certification or notice date: 0

     Pursuant to the requirements of the Securities Exchange Act of 1934, Equity One, Inc. (as successor by merger to IRT Property Company) has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

EQUITY ONE, INC. (successor by merger to IRT Property Company)

Dated: February 12, 2003	By: /s/ Howard M. Sipzner

Howard M. Sipzner Chief Financial Officer